SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

São Paulo, November 06, 2024 - Braskem S.A. (“Braskem”), in compliance with article 33, XXXII of CVM Resolution 80/2022, hereby informs its shareholders and the market in general of the following transaction between related parties:

Parties	Braskem Petrobras Transporte S.A. ("Transpetro") and Braskem S.A. ("Braskem").
Relationship with the issuer	Petrobras is a Shareholder with Significant Influence over Braskem.
Purpose	Contract for the purchase by Braskem and sale by Petrobras of light hydrocarbons from refineries (“HLR”), from the Capuava Refinery (“RECAP”) and Henrique Lage Refinery (“REVAP”).
Key Terms and Conditions

The HLR supply contract (“New Contract”) replaces the previous contract signed on 01/12/2005, which was terminated to include price parameter adjustment clauses, greater detail of liability for delivery/receipt failure, in addition to updates of technical (measurement, quality), legal, tax and financial clauses, and the inclusion of Compliance and adaptation clauses to the General Data Protection Law (“LGPD”).

The New Contract signed has the same end date and quantity as the terminated commercial contract, namely: 01/13/2028, and 1,200,000 Nm3/day.

The estimated value of the new contract totals R$3 billion (three billion), effective from 11/01/2024 to 01/13/2028, considering a volume of 1,200,000 m³/day of HLR.

The following hypotheses are foreseen for termination of the New Contract: failure to comply with any of the clauses within a period exceeding 30 days; declaration of bankruptcy or liquidation; assignment or transfer to third parties of contract rights or credits arising from the contract as guarantee without authorization from the other party; occurrence of unforeseeable circumstances or force majeure preventing the continuation of the contract; dissolution of the commercial company, change of membership or modification of the purpose of the company that conflicts with the object of the contract; cancellation or revocation, by the competent bodies, of authorization to carry out activities; non-compliance with conduct clauses; mutual agreement between the parties.

Transaction Date	October 28, 2024

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Possible participation of the counterparty, its partners or managers in the issuer’s decision-making process or negotiation of the transaction as representatives of the issuer	The counterparty and its partners and managers have not participated in Braskem’s decision process or the negotiations of the Amendment.
Detailed justification of the reasons why the issuer’s management considers that the transaction has complied with commutative conditions or provides for an appropriate reverse payment	The transaction was made regarding the purchase of HLR referenced in international prices

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.